EXHIBIT 99.A9.1

Exhibit 24(b)(4)(m)

Additional Earnings Rider (AER02)

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
(A STOCK COMPANY)

Home Office: Columbus, Ohio
Administrative Office: Clearwater, Florida

ADDITIONAL EARNINGS RIDER

We issued this Rider as a part of the Contract to which it is attached.

This Rider will pay an Additional Earnings Rider Amount whenever death benefit proceeds are payable under the
Contract to which this Rider is attached

Contract Number:	[123456]
Rider Date:	[11-14-2000]
Issue Age:	[65]
Rider Base at Issue:	[0]
Additional Earnings Factor:	[10-50]%
Rider Fee Percentage (Annualized):	[0.10-1.00]%
Rider Earnings Limit:	[50-Unlimited]%
Maximum Rider Benefit:	[$1,000,000.00-Unlimited]

Definitions	The following definitions are used in this Rider.

Monthiversary

The same day in each succeeding month as the Contract Date. If there is no day in a calendar month which coincides with the Contract Date, the Monthiversary will be the first day of the next month.

Rider Anniversary

The anniversary of the Rider Date for each year the Rider remains in force.

Rider Base

The greater of the death benefit proceeds of the Contract on the Rider Date or the Annuity Value on the Rider Date; plus subsequent premium/purchase payments; less any subsequent Withdrawal Adjustment to Base. The Rider Base at Issue is stated on the first page of this Rider.

Rider Date

The date that this Rider is added to the Contract. The Rider Date is stated on the first page of this Rider. This date may only be the Contract Date or a Monthiversary.

Rider Earnings

The death benefit proceeds of the Contract minus the Rider Base.

Withdrawal Adjustment to Base

The amount of any partial surrender/withdrawal multiplied by the ratio of the previous Rider Base to the previous Annuity Value.

Additional Earnings Rider Amount	If death benefit proceeds are payable under the terms of the Contract to which this Rider is attached, this Rider will pay an Additional Earnings Rider Amount of up to the dollar amount of the Maximum Rider Benefit stated on the first page of this Rider. The Additional Earnings Rider Amount will equal the Additional Earnings Factor multiplied by the lesser of:

a) The Rider Earnings on the date used to calculate the death benefit proceeds.

b) The Rider Earnings Limit multiplied by the Rider Base.

Additional Earnings Rider Fee	We will deduct a fee from the Annuity Value on each Rider [Anniversary] and a pro-rated fee on the termination date of the Rider. The Rider Fee is equal to the Annuity Value at the time the fee is deducted, multiplied by the Rider Fee Percentage shown on the first page of this Rider. The fee will be deducted from each subaccount and fixed account in proportion to the amount of the Annuity Value in each account. This fee will not be deducted after the Contract is annuitized.

Continuation	If an Owner dies during the Accumulation Period and the deceased Owner’s spouse elects to continue the Contract as a deferred annuity under the Death of Annuitant During the Accumulation Period Section of the Death Benefit provisions, the deceased Owner’s spouse will have the following options:

a) Terminate the Additional Earnings Rider and receive a one-time Annuity Value increase equal to the Additional Earnings Rider Amount. All future surrender/withdrawal charges on this amount, if any, will be waived.

b) Continue the Additional Earnings Rider without the one-time Annuity Value increase. An Additional Earnings Rider Amount would then be paid upon the death of the new Owner. This amount will be based on the Additional Earnings Factor and other calculation factors stated in this Rider.

Alternative Election	If the Owner dies during the Accumulation Period and the Beneficiary or Surviving Joint Owner or Successor Owner elects to receive the complete distribution of the death benefit proceeds under one of the deferred annuity Alternative Elections specified in the Alternative Elections section of the Death Benefit Provisions, then that Beneficiary, Joint Owner or Successor Owner will have the following options:

a) Terminate the Additional Earnings Rider and receive a one-time Annuity Value increase equal to the Additional Earnings Rider Amount. All future surrender/withdrawal charges on this amount, if any, will be waived.

b) Continue the Additional Earnings Rider without the one-time Annuity Value increase. An Additional Earnings Rider Amount would then be paid in a lump sum upon the death of the continuing Owner and the Contract will terminate. This amount will be based on the Additional Earnings Factor and other calculation factors stated in this Rider.

Limitations	The Joint Owner or Successor Owner provisions may not be available under every Contract.

Termination	This Rider terminates when the Contract is annuitized or surrendered, or an Additional Earnings Rider Amount is paid under the terms of this Rider. You may also terminate this Rider at any time by notifying Us at Our Office.

Signed for Us at Our Office in Clearwater, Florida.

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

ABC

Secretary